Earning Release

ELBIT SYSTEMS REPORTS
SECOND QUARTER OF 2017 RESULTS

Backlog of orders at $7.3 billion; Revenues at $818 million;
Non-GAAP net income of $69 million; GAAP net income of $63 million; Non-GAAP net EPS of $1.61; GAAP net EPS of $1.46

Haifa, Israel, August 15, 2017 – Elbit Systems Ltd. (NASDAQ: ESLT and TASE: ESLT), (the "Company") the international high technology company, reported today its consolidated results for the quarter ended June 30, 2017.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “Our results represent ongoing improvements in revenue, profit and especially backlog, which grew strongly, particularly the longer-term component. Our increased focus on sales and marketing in recent quarters, as well as R&D, is enabling us to take advantage of the growth in the opportunities we see in many of our end markets. Furthermore, the diversified portfolio of technologies and products as well as a worldwide balanced market presence reflected by the breakdown of revenue streams and backlog, provides for the potential of continuing the long-term trend of growth and profitability.”

Second quarter 2017 results:

Revenues in the second quarter of 2017 were $818.3 million, as compared to $804.5 million in the second quarter of 2016.

Non-GAAP (*) gross profit amounted to $248.3 million (30.4% of revenues) in the second quarter of 2017, as compared to $244.0 million (30.3% of revenues) in the second quarter of 2016. GAAP gross profit in the second quarter of 2017 was $242.3 million (29.6% of revenues), as compared to $236.1 million (29.4% of revenues) in the second quarter of 2016.

Research and development expenses, net were $67.1 million (8.2% of revenues) in the second quarter of 2017, as compared to $67.2 million (8.4% of revenues) in the second quarter of 2016.

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* see page 3

Earning Release

Marketing and selling expenses, net were $66.3 million (8.1% of revenues) in the second quarter of 2017, as compared to $60.3 million (7.5% of revenues) in the second quarter of 2016. The increase in marketing and selling expenses in the second quarter of 2017 was mainly related to the mix of countries and types of marketing activities for projects in which we invest our marketing efforts.

General and administrative expenses, net were $33.6 million (4.1% of revenues) in the second quarter of 2017, as compared to $38.7 million (4.8% of revenues) in the second quarter of 2016. The decrease in general and administrative expenses in the second quarter of 2017 resulted from revaluation of liabilities related to assets and activities acquired in prior years.

Non-GAAP(*) operating income was $82.7 million (10.1% of revenues) in the second quarter of 2017, as compared to $80.5 million (10.0% of revenues) in the second quarter of 2016. GAAP operating income in the second quarter of 2017 was $75.3 million (9.2% of revenues), as compared to $69.9 million (8.7% of revenues) in the second quarter of 2016.

Financial expenses, net were $6.8 million in the second quarter of 2017, as compared to $5.5 million in the second quarter of 2016.

Taxes on income were $10.3 million (effective tax rate of 15.1%) in the second quarter of 2017, as compared to $14.3 million (effective tax rate of 22.2%) in the second quarter of 2016. The effective tax rate is affected by the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income and the decrease of tax rates in Israel.

Equity in net earnings of affiliated companies and partnerships was $4.8 million (0.6% of revenues) in the second quarter of 2017, as compared to $4.4 million (0.5% of revenues) in the second quarter of 2016.

Net income attributable to non-controlling interests was $0.4 million in the second quarter of 2017, as compared to $0.5 million in the second quarter of 2016.

Non-GAAP(*) net income attributable to the Company's shareholders in the second quarter of 2017 was $68.8 million (8.4% of revenues), as compared to $62.9 million (7.8% of revenues) in the second quarter of 2016. GAAP net income in the second quarter of 2017 was $62.6 million (7.6% of revenues), as compared to $54.1 million (6.7% of revenues) in the second quarter of 2016.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $1.61 for the second quarter of 2017, as compared to $1.47 for the second quarter of 2016. GAAP diluted earnings per share in the second quarter of 2017 were $1.46, as compared to $1.27 for the second quarter of 2016.

The Company’s backlog of orders for the quarter ended June 30, 2017 totaled $7,329 million, as compared to $6,818 million as of June 30, 2016. Approximately 72% of the current backlog is attributable to orders from outside Israel. Approximately 57% of the current backlog is scheduled to be performed during 2017 and 2018.

Operating cash flow provided in the six months ended June 30, 2017 was $2.7 million, as compared to $14.2 million used in the six months ended June 30, 2016.

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* see page 3

Earning Release

Accounting policies update:

ASU 2014-09, "Revenue from Contracts with Customers" (ASC 606), will be effective for the Company beginning January 1, 2018. The Company is adopting ASC 606 effective January 1, 2018 and expects to do so using the modified retrospective method. However, a final decision regarding the adoption method has not been finalized at this time.
The Company has made progress toward completing the evaluation of the potential changes from adopting the new standard on its financial reporting and disclosures. The Company has evaluated the impact of the standard on its revenue streams and some of its significant representative contracts. The Company has significantly progressed in its assessment of the impact on its business processes, controls and systems. We are in the process of implementing changes to business processes, systems and internal controls required to implement and account for the new standard.
The adoption of the new standard may primarily impact the Company's contracts where revenue is currently recognized using the percentage-of-completion units-of-delivery method, with the possible resulting impact being revenue which may be recognized earlier in the performance period as it incurs costs, as opposed to when units are delivered. This change may also impact the Company's balance sheet presentation with a possible decrease in inventories, an increase in contract assets (i.e., unbilled receivables) and a net increase to retained earnings to primarily reflect the impact of converting units-of-delivery contracts to the cost-to-cost method for recognizing revenue and profits.
Our evaluation of the standard and its impact on the financial statements, contracts and required financial controls will continue through the adoption date, including any impacts related to new contracts awarded.

* Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items, which in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earning Release

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Six Months Ended June 30,		Three Months Ended June 30,		Year Ended December 31,
	2017	2016	2017	2016	2016

GAAP gross profit	$463.5	$448.4	$242.3	$236.1	$959.6
Adjustments:
Amortization of purchased intangible assets	11.7	15.8	6.0	7.9	31.2
Non-GAAP gross profit	$475.2	$464.2	$248.3	$244.0	$990.8
Percent of revenues	30.3%	30.4%	30.4%	30.3%	30.4%

GAAP operating income	$133.5	$133.2	$75.3	$69.9	$299.0
Adjustments:
Amortization of purchased intangible assets	14.7	21.2	7.4	10.6	41.2
Gain from changes in holdings	—	(7.0)	—	—	(17.6)
Non-GAAP operating income	$148.2	$147.4	$82.7	$80.5	$322.6
Percent of revenues	9.5%	9.7%	10.1%	10.0%	9.9%

GAAP net income attributable to Elbit Systems’ shareholders	$108.2	$106.4	$62.6	$54.1	$236.9
Adjustments:
Amortization of purchased intangible assets	14.7	21.2	7.4	10.6	41.2
Capital gain	—	(3.9)	—	—	(3.9)
Impairment of investments	—	—	—	—	2.5
Gain from changes in holdings	—	(7.0)	—	—	(16.4)
Related tax benefits	(2.5)	(2.7)	(1.2)	(1.8)	(6.1)
Non-GAAP net income attributable to Elbit Systems' shareholders	$120.4	$114.0	$68.8	$62.9	$254.2
Percent of revenues	7.7%	7.5%	8.4%	7.8%	7.8%

GAAP diluted net EPS	$2.53	$2.49	$1.46	$1.27	$5.54
Adjustments, net	0.29	0.18	0.15	0.20	0.41
Non-GAAP diluted net EPS	$2.82	$2.67	$1.61	$1.47	$5.95

Earning Release

Recent Events:

On May 17, 2017, the Company announced that its U.S. subsidiary, Elbit Systems of America LLC., was awarded an approximately $166 million contract from a prime contractor to provide operator interface and computer processing capabilities for a U.S. Army platform. The contract will be performed primarily in Fort Worth, Texas, over a five-year period.

On May 24, 2017, the Company announced that it was awarded a $25 million contract for the supply of J-Music™ DIRCM (Direct Infrared Countermeasures) self-protection systems to an international organization. The contract will be performed over a three-year period.

On May 28, 2017, the Company announced that it was awarded a contract, in an amount of approximately $390 million, to supply an array of ground electronic intelligence capabilities to a European country. The contract, which includes various intelligence capabilities, as well as communications and command and control solutions, will be performed over a three-year period.

On June 21, 2017, the Company announced that it was awarded a contract of more than $20 million by an African-based customer to equip a VIP Gulfstream G650 aircraft with J-Music™ DIRCM systems that include Elbit Systems’ advanced infrared-based Passive Airborne Warning System. The contract will be performed over a one-year period.

On July 5, 2017, the Company announced that one of its subsidiaries in Europe was awarded a contract from a European country, for the supply of thousands of advanced Electro-Optic systems for individual infantry soldiers, in a total amount of an approximately $35 million. The contract will be performed over a two-year period.

Earning Release

Dividend:

The Board of Directors declared a dividend of $0.44 per share for the second quarter of 2017. The dividend’s record date is September 1, 2017. The dividend will be paid from income generated as Preferred Income (as defined under Israel tax laws), on September 18, 2017, net of taxes and levies, at the rate of 20%.

Conference Call:

The Company will be hosting a conference call today, Tuesday, August 15, 2017 at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 407 2553
Canada Dial-in Numbers: 1 866 485 2399
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0610
INTERNATIONAL Dial-in Number: +972 3 918 0610

at: 9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 782 4291 (US and Canada) or +972 3 925 5904 (Israel and International).

Earning Release

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of airborne, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems and radios. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com or follow us on Twitter.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1943, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward-looking statements are based on management's expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Earning Release

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	June 30	December 31,
	2017	2016
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$149,483	$222,810
Short-term bank deposits and marketable securities	21,903	22,252
Trade and unbilled receivables, net	1,349,799	1,232,591
Other receivables and prepaid expenses	156,955	102,979
Inventories, net of customers advances	893,458	840,266
Total current assets	2,571,598	2,420,898

Investments in affiliated companies and partnerships	171,434	180,962
Long-term trade and unbilled receivables	174,998	189,688
Long-term bank deposits and other receivables	25,832	15,917
Deferred income taxes, net	80,894	79,639
Severance pay fund	293,838	264,253
	746,996	730,459

Property, plant and equipment, net	488,212	474,109
Goodwill and other intangible assets, net	763,964	726,398
Total assets	$4,570,770	$4,351,864

Liabilities and Equity
Short-term bank credit and loans	$111,543	$5,027
Current maturities of long-term loans and Series A Notes	93,811	228,956
Trade payables	490,127	514,106
Other payables and accrued expenses	871,287	828,716
Customer advances in excess of costs incurred on contracts in progress	422,044	347,393
	1,988,812	1,924,198

Long-term loans, net of current maturities	119,997	475
Series A Notes, net of current maturities	125,818	171,066
Employee benefit liabilities	407,023	376,115
Deferred income taxes and tax liabilities, net	66,762	60,098
Customer advances in excess of costs incurred on contracts in progress	153,533	174,529
Other long-term liabilities	58,551	78,142
	931,684	860,425

Elbit Systems Ltd.'s equity	1,641,746	1,559,840
Non-controlling interests	8,528	7,401
Total equity	1,650,274	1,567,241
Total liabilities and equity	$4,570,770	$4,351,864

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amount)

	Six Months Ended June 30,		Three Months Ended June 30,		Year Ended December 31,
	2017	2016	2017	2016	2016
	Unaudited		Unaudited		Audited
Revenues	$1,567,487	$1,525,721	$818,299	$804,510	$3,260,219
Cost of revenues	1,104,009	1,077,344	575,971	568,375	2,300,636
Gross profit	463,478	448,377	242,328	236,135	959,583

Operating expenses:
Research and development, net	125,506	123,236	67,069	67,189	255,792
Marketing and selling, net	132,068	121,326	66,291	60,330	271,037
General and administrative, net	72,369	77,616	33,645	38,672	151,353
Other operating income, net	—	(7,032)	—	—	(17,575)
Total operating expenses	329,943	315,146	167,005	166,191	660,607
Operating income	133,535	133,231	75,323	69,944	298,976

Financial expenses, net	(15,478)	(7,194)	(6,833)	(5,475)	(23,742)
Other income, net	37	3,910	5	13	3,967
Income before income taxes	118,094	129,947	68,495	64,482	279,201

Taxes on income	(15,572)	(26,956)	(10,321)	(14,286)	(45,617)
	102,522	102,991	58,174	50,196	233,584

Equity in net earnings of affiliated companies and partnerships	6,418	4,429	4,822	4,409	5,224
Net income	$108,940	$107,420	$62,996	$54,605	$238,808
Less: net income attributable to non-controlling interests	(716)	(1,002)	(412)	(514)	(1,899)
Net income attributable to Elbit Systems Ltd.'s shareholders	$108,224	$106,418	$62,584	$54,091	$236,909

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$2.53	$2.49	$1.46	$1.27	$5.54
Diluted net earnings per share	$2.53	$2.49	$1.46	$1.27	$5.54

Weighted average number of shares (in thousands)
Shares used in computation of basic earnings per share	42,749	42,739	42,749	42,743	42,742
Shares used in computation of diluted earnings per share	42,753	42,750	42,755	42,752	42,752

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US dollars)

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$108,940	$107,420	$238,808
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	56,360	59,038	122,888
Write-off impairment on marketable securities	—	—	86
Stock-based compensation	13	43	70
Amortization of Series A Notes premium and related issuance costs, net	(46)	(46)	(92)
Deferred income taxes and reserve, net	1,960	7,693	2,683
Gain on sale of property, plant and equipment	(1,970)	(3,810)	(3,347)
Loss (gain) on sale and revaluation of investments	204	(6,617)	(16,734)
Equity in net earnings of affiliated companies and partnerships, net of dividend received (*)	(4,303)	(4,429)	(1,728)
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade receivables and prepaid expenses	(157,407)	(178,535)	(297,439)
Increase in inventories, net	(50,203)	(32,789)	(8,040)
Increase (decrease) in trade payables, other payables and accrued expenses	(17,381)	95,696	253,413
Severance, pension and termination indemnities, net	12,850	3,372	315
Increase (decrease) in advances received from customers	53,654	(61,208)	(82,881)
Net cash provided by (used in) operating activities	2,671	(14,172)	208,002
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(55,416)	(68,131)	(124,221)
Acquisition of subsidiaries and business operations	(25,440)	—	—
Investments in affiliated companies and other companies	(678)	(17,483)	(19,277)
Deconsolidation of subsidiary	—	(1,538)	(1,538)
Proceeds from sale of property, plant and equipment	3,597	8,908	15,745
Proceeds from sale of investments	12,067	—	—
Investment in long-term deposits	(499)	(109)	(417)
Proceeds from sale of long-term deposits	172	268	894
Investment in short-term deposits and marketable securities	(26,858)	(23,417)	(25,622)
Proceeds from sale of short-term deposits and marketable securities	27,159	26,106	36,619
Net cash used in investing activities	(65,896)	(75,396)	(117,817)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	63	470	505
Repayment of long-term loans	(140,782)	(24,790)	(48,250)
Proceeds from long-term loans	118,550	—	—
Repayment of Series A Notes	(55,532)	(55,532)	(55,532)
Dividends paid	(37,649)	(34,224)	(68,447)
Change in short-term bank credit and loans, net	105,248	60,003	5,027
Net cash used in financing activities	(10,102)	(54,073)	(166,697)
Net decrease in cash and cash equivalents	(73,327)	(143,641)	(76,512)
Cash and cash equivalents at the beginning of the year	222,810	299,322	299,322
Cash and cash equivalents at the end of the period	$149,483	$155,681	$222,810

* Dividend received from affiliated companies and partnerships	$2,115	$—	$3,496

Earning Release

ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	Six Months Ended June 30,				Three Months Ended June 30,
	2017		2016		2017		2016
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	592.9	37.8	594.7	39.0	302.6	37.0	310.8	38.6
C4ISR systems	552.6	35.3	528.4	34.6	273.5	33.4	307.0	38.2
Land systems	203.5	13.0	226.2	14.8	124.6	15.2	87.8	10.9
Electro-optic systems	169.6	10.8	123.3	8.1	93.2	11.4	69.9	8.7
Other (mainly non-defense engineering and production services)	48.9	3.1	53.1	3.5	24.4	3.0	29.0	3.6
Total	1,567.5	100.0	1,525.7	100.0	818.3	100.0	804.5	100.0

Consolidated Revenues by Geographical Regions:

	Six Months Ended June 30,				Three Months Ended June 30,
	2017		2016		2017		2016
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	335.0	21.4	323.4	21.2	167.6	20.5	180.3	22.4
North America	401.8	25.6	396.3	26.0	208.8	25.5	218.1	27.1
Europe	364.9	23.3	260.9	17.1	203.1	24.8	146.6	18.2
Asia-Pacific	328.9	21.0	418.8	27.4	162.7	19.9	206.1	25.6
Latin America	93.0	5.9	96.7	6.3	58.6	7.2	33.6	4.2
Other countries	43.9	2.8	29.6	2.0	17.5	2.1	19.8	2.5
Total	1,567.5	100.0	1,525.7	100.0	818.3	100.0	804.5	100.0